March 18, 2026

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re: Acceleration Request of LifeVantage Corporation

Registration Statement on Form S-3

Filed March 10, 2026

(File No. 333-294183)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, LifeVantage Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Friday, March 20, 2026, or as soon thereafter as practicable.

The Registrant hereby authorizes Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Kirt Shuldberg of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8060.

Very truly yours,

/s/ Carl A. Aure

Carl A. Aure

Chief Financial Officer